UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                               March 17, 2020

  Via E-Mail

  Meagan M. Reda, Esq.
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, NY 10019

          Re:     American Homes 4 Rent
                  Soliciting Materials filed pursuant to Rule 14a-12 by Land & Buildings
                    Growth Fund, L.P.; L&B Real Estate Opportunity Fund, LP;
Land
                    & Buildings GP LP; Land & Buildings Investment Management, LLC;
                    Jonathan Litt, and Craig Melcher
                  Filed March 10, 2020
                  File No. 001-36013

  Dear Ms. Reda:

          We have reviewed the above captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

  1. In your disclosure you state that the company "is materially undervalued with a more than 35% upside..." The inclusion of valuations in soliciting materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values. See Exchange Act Release
          No. 16833 (May 23, 1980). Please provide us with your analysis supporting your valuation of the company and confirm that in future filings in which you provide a valuation you will include a similar analysis. In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make inclusion of the "more than 35%" figure unreasonable.

  2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions
 Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
March 17, 2020
Page 2

       or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide your basis for the following:

               Your disclosure that you are a "significant" shareholder;
               Your disclosure that "CEO David Singelyn has overseen a pattern of operational and development disappointments, including by missing revenue, expense and rental home delivery targets.";
               Your disclosure that the board has "with five `insiders' who appear loyal to the founder of the Company, Wayne Hughes and his family" and "has not held Mr.
               Singelyn accountable for AMH's failures."
3. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertions included below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

               Your reference to company's board being entrenched and your reference to Mr.
               Singelyn being "a longtime Hughes family lieutenant.";
               Your belief that the " insider trustees have compromised the independence of the
               Board and its ability to act objectively with the best interests of all shareholders in mind disclosure that "CEO David Singelyn has overseen a pattern of operational and development disappointments, including by missing revenue, expense and rental home delivery targets.";
               Your suggestion that the company is acting for the benefit of the Hughes family instead of all of its security holders.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions